Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Buenos Aires, August 21st, 2024.
To the
Comisión Nacional de Valores (National Securities Commission)
Dear Sirs,

We are pleased to write to you in compliance with the provisions set forth by said Commission in order to inform that the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. (The “Company”) was held on August 20, 2024, starting at 11:21 a.m., being presided by Mr. Eduardo J. Escasany. This Meeting was held by Microsoft Teams videoconference system and was attended by 40 shareholders (the “Shareholders”), of which 3 were present in person and 37 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 909,655,804 class “B” ordinary shares, with each share entitled to one vote, which represented a capital stock value of 909,655,804 pesos, which resulted in a quorum of 80.75%.
It is stated that the Shareholders´ meeting was held pursuant to the requirements established by Argentine Securities Exchange Commission and the articles 20th and 23rd of the company´s by-laws. The meeting was attended by Mr. Marcos Palomba of the Argentine Securities Exchange Commission and Mr. Ariel Schmutz of the Buenos Aires Stock Exchange.
Pursuant to the requirements of section 4, chapter II, Title II of the rules of the National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of August 20, 2024 Shareholders' Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”
It was approved that the following two shareholders sign the Minutes: Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, including the shareholder representative of Anses, Guido Agustín Gallino, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Consideration of the Board of Directors´ resolution made on April 8, 2024, regarding the subscription of the Share Purchase Agreement to jointly acquire with Banco Galicia, 99.99383% of the share capital and voting rights of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.”
It was approved: 1) The actions taken by the Board of Directors, within the framework of its legal and statutory powers, in executing the Share Purchase Agreement. 2) The transaction and all its terms. 3) To

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

declare, for all purposes, that the execution of the Share Purchase Agreement dated April 9, 2024, is of paramount interest to Grupo Financiero Galicia and its subsidiaries, including Banco Galicia.

THIRD ITEM OF THE AGENDA: “Increase of the share capital in a first increase (the “First Increase”), up to a maximum amount of $115,582,280 nominal value and the issuance of up to a maximum of 115,582,280 of new Class B ordinary shares, book-entry, with a nominal value of $1 (one Peso) and one vote per share (representing up to the 7.84% of the share capital), with the right to dividends from the date of their issuance, under the same conditions as the ordinary shares in circulation. The shares will be paid in kind. The First Increase is conditional upon the approval of the Argentine Central Bank of the transaction agreed upon in the Share Purchase Agreement executed on April 9, 2024. Determination of the issuance premium. Suspension of the preemptive subscription rights in accordance with the provisions of Article 197 of the General Companies Law.”
It was approved: 1) To increase the social capital (the “First Increase”) by a maximum nominal value of $115,582,280, represented by up to a maximum of 115,582,280 ordinary, book-entry, Class “B” shares, with a nominal value of $1 (one Peso) and one vote per share, representing a maximum of 7.84% of the current social capital. The new shares will have the right to receive dividends paid from the date they are issued, on equal terms with the shares outstanding at the time of their issuance, 2) To set an issuance premium per share, which will be the difference between the sum of US$2.421 at the exchange rate determined by the Board of Directors according to applicable regulations, and the nominal value of the shares, 3) To allocate the capital increase to be subscribed and integrated exclusively through the following contributions in kind: A. By HSBC Latin America B.V.:(i) 1,180,367,030 Class “A” ordinary book-entry shares with a nominal value of $1 each and five votes per share of HSBC Argentina Holdings S.A., representing 99.662489% of its social capital; (ii) 65,222 ordinary shares with a nominal value of $1 each and one vote per share of HSBC Participaciones (Argentina) S.A., representing 0.566462% of its social capital; and (iii) 103,739 Class “A” ordinary book-entry shares with a nominal value of $1 each and one vote per share of HSBC Bank Argentina S.A., representing 0.008338% of its social capital. B. If not previously canceled, by HSBC Latin America Holdings (UK) Limited, with the subordinated Negotiable Obligation issued by HSBC Bank Argentina S.A., with a nominal value of US$100,000,000, or the portion of the remaining nominal value not previously canceled, plus any unpaid accrued interest up to the Closing Date. 4) To delegate to the Board of Directors the setting of the issuance date of the shares corresponding to this capital increase, and the determination of the final number of shares to be issued within the maximum established, both in accordance with the terms of the Share Purchase Agreement dated April 9, 2024. 5) To delegate to the Board of Directors the completion of all necessary procedures to ensure that the new shares to be issued are represented in ADRs. 6) In accordance with Article 197 of the General Companies Law and given that the conditions of that provision are met, to suspend the preemptive subscription rights of the shareholders with respect to this First Capital Increase. 7) To

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

specify that this First Capital Increase is subject to the suspensive condition of approval of the transaction by the Central Bank of the Argentine Republic.

FOURTH ITEM OF THE AGENDA: “Increase of the share capital in a second increase (the “Second Increase”) up to a maximum amount, which together with the first increase, shall not exceed $162,035,894 nominal value and the issuance of up to a maximum of 162,035,894 of new Class B ordinary shares, book-entry, with a nominal value of $1 (one Peso) and one vote per share (representing, together with the First Increase, up to 10.99% of the current share capital and up to 9.9% of the new share capital resulting after the two increases), with the right to receive dividends from the date they are issued on equal terms as the ordinary shares in circulation. The Second Increase is conditional upon the approval of the Argentine central Bank of the transaction agreed upon in the Share Purchase Agreement executed on April 9, 2024. The Second Increase may be paid in cash, US Dollars, or through the capitalization of the Company's debt. Delegation to the Board of Directors of the authority to modify the method of payment if necessary due to the application of regulatory requirements. Issuance premium: guidelines delegated to the Board of Directors for its determination.”
It was approved: 1) Increase the share capital (the “Second Capital Increase”) by up to a nominal value, that combined with that of the First Increase, reaching a maximum of $162,035,894, represented by up to a maximum of 162,035,894 ordinary, book-entry, Class “B” shares, with a nominal value of $1 (one Peso) and one vote per share. This represents a maximum, including the First Increase, of 10.99% of the current share capital and 9.9% of the new capital resulting from the First and Second Increases. The new shares will be entitled to receive dividends paid from the date of their issuance on equal terms with the shares outstanding at the time of issuance. 2) Set an issuance premium per share, which will be the difference between the amount resulting from the weighted average of the ADR quotations reported by Bloomberg for the period between 35 and 6 business days prior to the Closing Date as specified in the Share Purchase Agreement dated April 9, 2024, divided by 10 to obtain the price in United States Dollars per share, and converting the resulting amount to Pesos at the exchange rate determined by the Board of Directors according to applicable regulations, and the nominal value of the shares. 3) Delegate to the Board of Directors the determination of the issuance premium within the parameters set forth in item #2. 4) Specify that the nominal value of the shares, plus the issuance premium, must be paid solely in United States Dollars to be deposited into the account indicated by the Board of Directors at the time of the subscription call, which will be opened in the United States. The funds will be used for the full or partial settlement of the amount reflected in the Debt Acknowledgment in favor of HSBC Latin America B.V. and the amount owed to HSBC Latin America Holdings (UK) Limited. 5) Upon expiration of the period for exercising preemptive subscription rights and rights to participate, accept subscriptions and receive the capital increase integration for any unsubscribed balance, up to the maximum limit

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

established in item 1, through the capitalization of: (a) the credit of HSBC Latin America B.V. against Grupo Financiero Galicia, as reflected in the Debt Acknowledgment that may be issued on the Closing Date of the Share Purchase Agreement dated April 9, 2024; (b) any credit of HSBC Latin America Holdings (UK) Limited against Grupo Financiero Galicia under the terms of the Share Purchase Agreement; (c) the credit of HSBC Latin America B.V. that Grupo Financiero Galicia may owe due to the guarantee provided for payment obligations of its subsidiary Banco Galicia under the same agreement, if applicable, included in the Debt Acknowledgment, all for their amounts or for the difference between those amounts and the sum of the contributions subscribed and integrated by shareholders exercising their preemptive subscription and participation rights in accordance with items 3 and 4 above. 6) Delegate to the Board of Directors the determination of the date of issuance of the shares corresponding to this capital increase, and the final quantity of shares to be issued within the established maximum, based on the terms of the Share Purchase Agreement dated April 9, 2024. 7) Delegate to the Board of Directors the authority to modify the method of integrating the new shares if necessary due to regulatory requirements or changes in applicable exchange rate regulations. 8) Delegate to the Board of Directors the performance of all necessary procedures to ensure that the new shares to be issued are represented in ADRs. 9) Specify that this Second Capital Increase is subject to the suspensive condition of the transaction's approval by the Argentine Central Bank.

FIFTH ITEM OF THE AGENDA: “In terms of the Second Increase, reduction of the period for the exercise of the preemptive subscription rights and to the legal minimum increase, in accordance with applicable regulations.”
It was approved 1) To reduce the period for exercising preemptive subscription rights and participation rights to the legal minimum of 10 days. 2) To delegate to the Board of Directors the authority to set a longer period up to the maximum established by Article 194 of the General Companies Law.

SIXTH ITEM OF THE AGENDA: “Request for authorization of the Increases from the Argentine Securities Commission, if applicable, for the local public offering and/or foreign markets as determined by the Board, and for listing on Bolsas y Mercados Argentinos S.A. (“BYMA”), National Association of Securities Dealers Automated Quotation (“NASDAQ”), and/or additional foreign markets as determined by the Board of Directors.”
It was approved: 1) To approve the request for authorization of the capital increases before the CNV (Argentine Securities Commission) for the public offering of the new shares, both domestically and/or in international markets as deemed appropriate by the Board of Directors, and for the listing of these shares on BYMA (Bolsas y Mercados Argentinos S.A.), the Electronic Open Market S.A., NASDAQ, and/or other stock exchanges and/or markets in the country and/or abroad, under the terms and conditions determined by the Board of Directors. 2) To grant the Board of Directors the necessary powers to carry out the procedures before these entities, with the possibility of delegating these powers to one or more

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

of its members, with the authority to further delegate, without limitation, to one or more managers of the Company and/or to individuals designated by the Board of Directors for this purpose.

SEVENTH ITEM OF THE AGENDA: “Delegation to the Board of Directors of the necessary powers to: (i) determine the number of shares to be issued for each increase, which may be executed in stages, the timing and implementation of the increases; (ii) subscribe to all agreements and perform all necessary acts to implement the capital increases; and (iii) carry out all necessary procedures before the authorities in the country and/or abroad in order to obtain all authorizations related to the issuance of American Depositary Shares (“ADS”). Sub delegations and authorizations.”
It was approved the delegation of powers under the terms proposed by the Board of Directors.
Yours sincerely,

A. Enrique Pedemonte
Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com